UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 18, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

PNI Digital Media, Inc.

File No. 000-30148 - CF#30455

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PNI Digital Media, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on December 10, 2013.

Based on representations by PNI Digital Media, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.9	through April 11, 2015
Exhibit 4.11	through June 5, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary